Direct Dial: 216.348.5432
E-mail: pedwards@mcdonaldhopkins.com

July 27, 2005

Via Overnight Delivery

Todd K. Schiffman, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Registration Statements on Form S-4 and Form S-3
File No. 333-122244 and File No. 333-124121

Dear Mr. Schiffman:

     As you know, we received the staff’s accounting and legal comments to the captioned registration statements. Accompanying this transmittal are copies of Pre-effective Amendment No. Two to Form S-4 and Pre-effective Amendment No. One to Form S-3 (the “Companion Form S-3”). The staff’s comments to F.N.B. Corporation’s Form 10-K for the year ended December 31, 2004 are satisfied in the Form 10-K/A filed July 27, 2005. Under separate cover, we are forwarding via guaranteed overnight delivery, four (4) complimentary clean and marked copies of each of the amended Form S-4 and the Companion Form S-3, and the four (4) clean copies of Form 10-K/A. This letter sets forth, first, the staff’s accounting comments and our responses, and second, the staff’s legal comments and our responses, numbered in each case as they were numbered in the staff’s comment letters. Page references are to the amended Form S-4. In addition, we have updated certain information in the prospectus through March 31, 2005.

Accounting Comments

     Form S-4

     1. Please revise to disclose when FNB Financial Services was formed, its primary operations and to disclose why you have not included its financial statements in the registration statement.

     We have provided the requested disclosure under the first Question and Answer on page 6 and under “FNB Financial Services, LP and F.N.B. Corporation” on page 14 of the

Todd K. Schiffman	July 27, 2005

prospectus. See also Legal Comment No. 28. An additional supplemental explanation as to why FNB Financial Services, LP’s financial statements have not been included in the prospectus is also provided below.

     FNB Financial Services, LP is not required to file separate 1934 Act reports or have separate audited financial statements, in reliance upon Rule 3-10 of Regulation S-X. Rule 3-10(b) of Regulation S-X provides that where a finance subsidiary issues securities guaranteed by its parent company, the registration statement(s), as well as the parent’s 1934 Act reports, need not include financial statements of the issuer if the issuer is 100% owned by the parent, the guarantee is full and unconditional, no other subsidiary of the parent guarantees the securities, and the parent company’s financial statements are filed for the periods specified in Rules 3-01 and 3-02 of Regulation S-X and include a footnote disclosing: that the issuer is a 100%-owned finance subsidiary of the parent company; that the parent company has fully and unconditionally guaranteed the securities; the nature of any significant restrictions on the ability of the parent company to obtain funds from its subsidiaries by cash dividends, loans or advances; and the amount(s) of such restricted net assets of such subsidiaries as of the end of the most recently completed fiscal year. Under Rule 3-10(h)(7) and (8), a “finance subsidiary” has no assets, operations, revenues or cash flows other than those related to the issuance, administration and repayment of the security being registered. We believe that FNB Financial Services, LP is a finance subsidiary within the contemplation of Rule 3-10(b) or Regulation S-X. Rule 12h-5 under the 1934 Act exempts subsidiary issuers of guaranteed securities which are permitted to omit financial statements by Rule 3-10 of Regulation S-X from any obligation to file 1934 Act reports.

     Form 10-K

     2. Please revise to include a ratio of earnings to fixed charges here and in the S-4. Refer to Item 503(d) and 601(a) of Regulation S-K.

     We have complied with this comment. See the prospectus “Summary” at page 3. See also Exhibit 12 to the complimentary copy of Form 10-K/A filed July 27, 2005 (the “Form 10-K/A”) and Exhibit 12 to each registration statement.

     3. Please revise your filing to include amended financial statement and internal control audit reports from your independent auditors indicating the city and state the audit reports were issued. Refer to Article 2.02(a) and paragraph 167(o) of PCAOB AS2.

     We have complied with this comment. See the Form 10-K/A.

Legal Comments

Form S-4

General

Todd K. Schiffman	July 27, 2005

     1. Please consistently refer to “FNB Financial Services LP” as “FNB Financial Services LP” since there is another unrelated company with the name “FNB Financial Services Corporation” and a related company with the name “FNB Corporation.” See Rule 421(b)(4).

     We have complied with this comment. See generally throughout the prospectus.

     2. In describing the various agreements and legal documents, such as Description of the Notes, please avoid legalistic or overly complex presentations copied directly from legal documents and replace them with clear and concise explanations of the provisions.

     We have complied with this comment. See generally “Description of the Notes.” See also “The Limited Partnership Agreement” and “The Agency Agreement.”

     3. Many of the terms you use in the forepart of your prospectus are unique to this prospectus. For example, on page 1 you create these defined terms: “New Term Notes,” “New Daily Notes,” “New Special Daily Notes,” “New Notes,” “New Indenture,” and “Outstanding Daily Notes.” By creating terms that exist only for use in this prospectus, you are forcing investors to learn a new vocabulary before they can understand your disclosure. Eliminate these defined terms from the forepart of your prospectus. Instead, explain the concepts generally here using concrete, everyday language. See Rule 421(d).

     We have complied with this comment. See generally the forepart of the prospectus, and also throughout the prospectus.

     4. Throughout your prospectus, you are capitalizing terms that you are using for their common meanings. For example, on page 1 you capitalize “Trustee,” “Exchange Offer,” “Expiration Date,” and “Letter of Transmittal.” Because you are using these terms for their common meanings, you could safely eliminate the initial capital letters without causing confusion. See Rule 421(b)(4).

     We have complied with this comment. See generally throughout the prospectus.

     5. On page 3 you used defined terms when the meaning should be clear from context. Please eliminate the definitions for FDIC, Regency Finance and Citizens Financial.

     We have complied with this comment. See pages 6-7.

Forepart of Registration Statement

Calculation of Registration Fee Table

Todd K. Schiffman	July 27, 2005

     6. Please revise footnote 2 to comply with the requirements of Rule 457 by disclosing the following information:

•	the file number of the earlier registration statement from which the filing fee is offset:

•	the name of the registrant (disclosed in n.1); and

•	the initial filing date of that earlier registration statement.

          In addition, disclose in footnote 3 the file number of the “Companion Form S-3.”

     The file number of the earlier registration statement and the name of the registrant were already included in footnote 1 to the table. Otherwise, we have complied with this comment. See also the registration fee table included in the Companion Form S-3.

Outside Front Cover Page of Prospectus

     7. We note disclosure that the interest rates on the offered notes will vary from time to time and will be disclosed in a prospectus supplement. The initial interest rates may be omitted from the prospectus in your registration statement at effectiveness pursuant to Rule 430A. If you rely on Rule 430A, you would file your initial pricing supplement under Rule 424(b)(1) or (4) and subsequent pricing supplements under (b)(3). Alternatively, if the prospectus contained in your registration statement when it is declared effective contains a complete description of the notes, including all material terms of the registered notes, the interest rates or a specific description of the method by which you will set interest rates on each of the offered notes, you may thereafter change the rates by filing a pricing supplement under Rule 424(b)(3). Please advise us of how you intend to proceed and make all appropriate changes to your document.

     We believe that the prospectus as revised in response to staff comments contains a complete description of all the material terms of the notes, including a specific description of the method by which the Registrants will set interest rates. Accordingly, as F.N.B. Corporation has done in the past, the Registrants expect to change interest rates by filing a pricing supplement under Rule 424(b)(3).

     8. The cover page must state one of the following: the interest rate of the securities, the formula or manner for determining the interest rate, or that the interest rate will be provided in a prospectus supplement.

     We have complied with this comment by stating, on the outside front cover and on page iv, that current interest rates will be provided in a prospectus supplement. See also “Questions and Answers About the Notes and the Exchange Offer – What are the interest rates on the notes?”

Todd K. Schiffman	July 27, 2005 Page 5

     9. Please advise us of the reasons for the uncertainty in the interest rates as expressed in this statement in the first paragraph: “the interest rate on any New Term Note is expected to be the same as the interest rate on any corresponding Outstanding Term Note exchanged during its term; however during the Exchange Offer, the New Term Notes are expected to renew at higher interest rates than the rates on corresponding Outstanding Term Notes.” Also, reconcile this statement about higher renewal rates during the exchange offer with the statement in the last sentence of the penultimate paragraph on page 3: “After the Exchange Offer, the interest rate on any New Note is expected for the foreseeable future to be higher than the interest rate of an Outstanding Note of the same maturity.”

     In light of the staff’s comment, we have reconsidered, and ultimately deleted, the statements made in the previous prospectus comparing the interest rates on the new notes and their corresponding outstanding notes. Because the interest rates on all the notes are established periodically by a committee of individuals based upon rates prevailing at the time on competitive investment products, expenses of the subordinated note program and other factors, the registrants have determined that they generally should not state forward-looking expectations regarding such rates. Initially, however, rates on new term notes are expected to be the same as rates on corresponding outstanding term notes, facilitating exchanges during the term of outstanding term notes. Disclosure has been added on page 3 regarding initial rates and how rates are determined.

     10. Please briefly describe the “customary conditions” to which you refer.

     We have complied with this comment.

     11. We note the disclosure on automatic renewal in the table on page ii. Summarize the requirements for communicating a desire not to automatically renew.

     We have complied with this comment.

     12. We note the disclosure in the main document on prompt exchange of tendered notes. Please provide summary disclosure on the cover page or otherwise in the forepart regarding the mechanics and timing of payment for tendered notes. See Item 4 of Form S-4.

     The second bullet on the outside front cover already uses the words “promptly exchange.” In addition, we have added disclosure on the mechanics and terms of “payment” for tendered notes under the revised caption “Prospectus Summary – Procedures for Tendering Outstanding Notes; Prompt Exchange.”

     13. We note the offering may be extended beyond the March 1, 2006 date and that notice of any extension will be given to your exchange agent. Please advise how notice will be given to noteholders and whether there is a final date for completion of the exchange offer. See Item 4 of Form S-4. We may have further comment.

Todd K. Schiffman	July 27, 2005 Page 6

     While it is not expected that the exchange offer will extend beyond March 1, 2006, the Registrants expect to continue the exchange offer until either all outstanding notes have been exchanged or redeemed at maturity or otherwise, or until the Registrants conclude that the cost of continuing the exchange offer outweighs the state tax savings anticipated from such continuation. Notice of any extension of the exchange offer will be provided in accordance with Rule 14e-1 under the Securities Exchange Act of 1934, by mailing such notice to each then-holder of outstanding notes at each such holder’s address as shown on the records of the exchange agent. Any such notice will also be filed with the Commission as contemplated by Rules 165(b) and 424(c) under the Securities Act of 1933. To more clearly satisfy Rule 165(b), we have made prominent and added the language required by Rule 165(c) to a legend on page v of the prospectus.

Summary, page 1

     14. Please provide “a brief description of the general nature of the business” conducted by both FNB Financial Services LP and FNB Corporation as required by Item 3(b) of Form S-4.

     We have complied with this comment.

     15. Please disclose selected financial data as required by Item 3(d) and (e) of Form S-4.

     We have complied with this comment by adding “Selected Financial Information of FNB”. See page 4 of the prospectus. Selected financial data regarding the registrant on a pro forma basis is not material and so has not been provided.

     16. Please set forth, using bullet points, all of the material differences between the Outstanding Notes and the New Notes.

      We have complied with this comment. See page 1.

     17. Please summarize the material conditions to the exchange offer.

     We have complied with this comment. See page 2.

     18. Please delete your statement on page 2 that “no federal ... regulatory requirements must be complied with.”

      Because this statement, now on page 3, is intended to be responsive to an item requirement, rather than delete it we have revised the relevant disclosure in response to this comment to indicate that there are no regulatory requirements or approvals which have not been satisfied or obtained.

Todd K. Schiffman	July 27, 2005 Page 7

     19. Both here and in the main section on page 23, please revise the disclosure on the purpose of the exchange offer to expand and clarify. For example, state clearly how expenses will be minimized and expand the discussion on the tax savings issue. Also, clarify how the exchange of new notes for outstanding notes will align “the duties of persons with obligations under the New Notes more closely with the interests of New Noteholders.”

     We have revised the requested disclosure in response to this comment to emphasize the exchange offer’s primary purpose as long-term cost minimization, to clarify that state tax savings are the material additional savings anticipated, and to expand the discussion of those tax savings in the body of the prospectus. The alignment of duties has been clarified, but also deemphasized to provide a more accurate presentation of the purpose of the exchange offer. See pages 2 and 29.

Questions and Answers About the Notes and the Exchange Offer, page 3

     20. Please revise your discussion of FNB Corporation to indicate that it is a holding company that operates through wholly owned subsidiaries.

      We have complied with this comment. See page 6.

     21. Please revise your characterization of the Outstanding Notes as “substantially similar” to the New Term Notes and New Daily Notes.

     We have complied with this comment on the outside front cover and pages 1 and 21, by deleting the word “substantially.”

     22. Please revise your answer regarding the guarantee to disclose that FNB Corporation is a holding company whose assets are the shares of its subsidiaries and the dividends that the subsidiaries pay.

     We have complied with this comment.

     23. Please revise your answer regarding redemption to disclose the state in which the two entities maintain offices and clarify whether you limit redemption to a holder personally presenting the notes for redemption or whether you permit redemption by mail or other similar means.

     We have complied with this comment.

Risk Factors – pages 4-9

24. Tell us why, as you state in the second risk factor, the renewal interest rates on the New Term Notes will be higher than those on the Outstanding Term Notes. Explain why the Outstanding Term Notes would not also automatically renew at higher interest rates.

Todd K. Schiffman	July 27, 2005 Page 8

     Please see our response to Legal Comment No. 9. Accordingly, we have deleted the second risk factor, combining a portion of its substance with what was the third risk factor but is now the second risk factor.

Risks Specifically related to the Notes, page 5

     25. In this heading and throughout the section, you use the defined term “Notes.” Please clarify to which notes you refer.

     We have complied with this comment by revising the heading to refer to all the notes. The forepart of the prospectus also indicates that the word “notes” means all the notes, both outstanding and new.

     26. We note the disclosure about F.N.B. Corporation’s ability to pay on the notes. Because the new notes will be issued by FNB Financial Services, LP and guaranteed by F.N.B. Corporation, please address the risk that FNB Financial Services Limited Partnership may not be able to pay holders of New Notes because it has no independent operations or assets.

     We have complied with this comment by adding a new risk factor entitled “FNB Financial Services, LP has no independent assets from which to make payments on the notes.”

     27. We note the disclosure on page 23, fifth full paragraph, regarding the Pennsylvania Corporate Loans Tax and the circumstances under which FNB believes it would apply to the new notes and noteholders. Please add appropriate risk factor disclosure. Also, advise us further of management’s analysis regarding the efficacy of the exchange to avoid the Pennsylvania Corporate Loans Tax. Quantify and describe the risk that the Pennsylvania Corporate Loans Tax will apply to FNB and the new notes other than in the situation of a default. We note that both the Outstanding Notes and the New Notes ultimately benefit and are the obligations of F.N.B. Corporation.

     Early in our consideration of structural alternatives which led to the exchange offer, counsel to F.N.B. Corporation submitted an informal request for certain interpretations of the Pennsylvania Corporate Loans Tax to the Pennsylvania Department of Revenue (the “PDOR”). A copy of that request and the PDOR’s response is enclosed as supplemental information with the complimentary copies of the registration statements and Form 10-K/A being forwarded to the staff. As a result, the Registrants believe that risk factor treatment of the application of the Pennsylvania Corporate Loans Tax to F.N.B. Financial Services, L.P. otherwise than in a default situation is inappropriate. In connection with our response to Legal Comment No. 19 below, we have added disclosure under “The Exchange Offer” to more fully explain the basis for the Registrants’ belief that the tax will not apply except in a default situation.

     In addition, since the Registrants do not view default as a material risk, we also believe risk factor treatment of that possibility is inappropriate.

FNB Financial Services LP and FNB Corporation, page 10

Todd K. Schiffman	July 27, 2005 Page 9

     28. Please provide more detailed information regarding FNB Financial Services LP, on page 10, including, but not limited to, the following:

•	explain how you are a “wholly owned indirect subsidiary of FNB Corporation;”

•	describe your assets;

•	describe your sources of income;

•	explain how you will pay the interest and principal on the notes;

•	disclose the identify of your general partner and your limited partners; and

•	disclose that under the terms of the partnership agreement, the general partner cannot be held liable for the principal or interest on the New Notes.

     We have complied with this comment. See page 14.

Description of the Notes, page 16

     29. Please disclose the material differences between the rights of holders of the Outstanding Notes and the rights of holders of the New Notes. See Item 4 of Form S-4.

     We have complied with this comment. See page 21.

Automatic Renewal of Term Notes, page 17

     30. We note the statement that you will provide written notice of maturity and automatic renewal at least 15 days prior to maturity. It appears that noteholders will have very little time to review the notice and a current prospectus/supplement, make an investment decision and provide the required written notification of redemption. Unless the notice is mailed sooner, you should clearly and prominently advise noteholders that they should not rely on receipt of the notice before obtaining a current prospectus and making an investment decision on whether to extend the term of their note. Provide appropriate risk factor disclosure.

     While in most instances the Registrants anticipate providing written notice of maturity and automatic renewal at least 30 days prior to maturity, for term notes with maturities of, e.g., 30 days, such notice is not practicable. Accordingly, we have revised the prospectus at page 8 by adding a new risk factor, and at page 22, to clearly and prominently advise noteholders, as requested by the staff, not to rely on such notice before obtaining a current prospectus and making an investment decision.

Todd K. Schiffman	July 27, 2005 Page 10

     31. Clearly state all material terms of the requirement that you receive written notification of the holders’ intention to redeem at maturity, including the address to which it must be sent and any information required in the notice.

     We have complied with this comment. See page 22.

     32. Disclose the noteholders who provide a late notice of intent to redeem will pay an interest rate penalty if they redeem prior to the end of the new extension period. Provide appropriate risk factor disclosure.

     We have complied with this comment. See pages 8 and 22.

     33. Disclose whether or not you will have any procedure for noteholders to opt out of automatic renewal or otherwise provide the required redemption notice at the time of original purchase.

     We have complied with this comment. See page 22.

     We thank the staff in advance for its prompt attention to this response letter.

Very truly yours,

Paul N. Edwards

copy:   Rebekah Blakely Moore
            Paul Ellis Cline
            Jonathan E. Gottlieb
            Brian F. Lilly
            Charles Casalnova